SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC  20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 4)

The Princeton Review, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

742352 10 7

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

CUSIP No. 742352 10 7	SCHEDULE 13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John S. Katzman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER	8,954,385*

	6.	SHARED VOTING POWER	0

	7.	SOLE DISPOSITIVE POWER	8,954,385*

	8.	SHARED DISPOSITIVE POWER	0

9.	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON

8,954,385*

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

32.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*  Includes 102,160 shares of Common Stock held by Mr. Katzman’s spouse.  Also includes 717 shares held by Katzman Management, Inc. and 658,848 shares held by Katzman Business Holdings, L.P.  Mr. Katzman disclaims ownership of shares not held in his name except to the extent of his pecuniary interest therein.

CUSIP No. 742352 10 7	SCHEDULE 13G	Page 3 of 6 Pages

          This Amendment No. 4 to Schedule 13G, relating to the common stock, par value $.01 per share (the “Common Stock”), issued by The Princeton Review, Inc., a Delaware corporation (the “Issuer”), is being filed by and on behalf of John S. Katzman (“Katzman”).  Katzman is the sole director and sole stockholder of Katzman Management, Inc. (“Management”).  Management is the general partner of Katzman Business Holdings, L.P. (“Business Holdings”).  The sole limited partner of Business Holdings is a grantor retained annuity trust established by Katzman with Katzman’s family members as beneficiaries.

Item 1(a).		Name of Issuer:

The Princeton Review, Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices:

2315 Broadway
New York, NY 10024

Item 2(a).		Name of Person Filing:

John S. Katzman

Item 2(b).		Address of Principal Business Office or, if None, Residence:

2315 Broadway
New York, NY 10024

Item 2(c).		Citizenship:

Katzman is a citizen of the United States.

Item 2(d).		Title of Class of Securities:

Common Stock, $.01 per share

Item 2(e).		CUSIP Number:

742352 10 7

Item 3.		If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	(d)	☐ Investment company as defined in Section 8 of the Investment Company Act.
	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

CUSIP No. 742352 10 7	SCHEDULE 13G	Page 4 of 6 Pages

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

N/A

Item 4.		Ownership:

	(a)	Amount beneficially owned: 8,954,385*

	(b)	Percent of class: 32.6%*

	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 8,954,385*

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 8,954,385*

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.		Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following   ☐.

N/A

Item 6.		Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

N/A

Item 8.		Identification and Classification of Members of the Group:

N/A

*  Includes 102,160 shares of Common Stock held by Mr. Katzman's spouse.  Also includes 717 shares held by Katzman Management, Inc. and 658,848 shares held by Katzman Business Holdings, L.P.  Mr. Katzman disclaims ownership of shares not held in his name except to the extent of his pecuniary interest therein.

CUSIP No. 742352 10 7	SCHEDULE 13G	Page 5 of 6 Pages

Item 9.		Notice of Dissolution of Group:

N/A

Item 10.		Certifications:

N/A

CUSIP No. 742352 10 7	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2006	/s/ John S. Katzman

John S. Katzman